February 26, 2019

Raymond Urbanski, M.D., Ph.D.
Chief Executive Officer and Chairman of the Board
GT Biopharma, Inc.
310 N. Westlake Blvd
Suite 206
Westlake Village, CA 91362

       Re: GT Biopharma, Inc.
           Registration Statement on Form S-3
           Filed February 14, 2019
           File No. 333-229667

Dear Dr. Urbanski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Gary R. Henrie, Esq.